Exhibit 99.1

Lifezone Metals Announces Voting Results from its

2025 Annual General Meeting

May 15, 2025

Douglas (Isle of Man) – Lifezone Metals Limited (NYSE: LZM) (the “Company” or “Lifezone Metals”) announces the results of voting by shareholders at its 2025 Annual General Meeting (the “AGM”) held today in the Isle of Man.

The ordinary resolutions below were passed by shareholders, with voting results as follows:

Ordinary Resolutions	For	% For	Against	% Against	Abstained	% Abstained
To receive the Company’s accounts for the financial year ended December 31, 2024.	57,260,294	99.98%	1,587	0.00%	10,585	0.02%
To ratify the appointment of the auditor.	57,265,845	99.99%	6,563	0.01%	58	0.00%
To re-elect Robert Edwards as a Class II Director of the Company.	57,255,674	99.97%	15,148	0.03%	1,644	0.00%
To re-elect Jennifer Houghton as a Class II Director of the Company.	57,256,491	99.97%	15,350	0.03%	625	0.00%
To re-elect Beatriz Orrantia as a Class II Director of the Company.	57,255,885	99.97%	15,956	0.03%	625	0.00%

A total of 57,272,466 or 72.39% of Lifezone Metals Ordinary Shares outstanding were represented at the AGM.

Contact

Investor Relations – North America	Investor Relations – Europe

Evan Young	Ingo Hofmaier
SVP: Investor Relations & Capital Markets	Chief Financial Officer
evan.young@lifezonemetals.com	ingo.hofmaier@lifezonemetals.com

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About Lifezone Metals

Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of LME-grade nickel, copper and cobalt for the global battery metals markets, to empower Tanzania to achieve full in-country value creation and become the next premier source of Class 1 nickel.

Through our US-based recycling partnership, we are working to demonstrate that our Hydromet Technology can process and recover platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, enabling the circular economy for precious metals.

www.lifezonemetals.com

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